FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	HYLLAND	RICHARD	L		NORTHWESTERN CORPORATION NOR				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	125 S. DAKOTA AVE.						JUNE 2001		PRESIDENT & CHIEF OPERATING OFFICER

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	SIOUX FALLS	SD	57104						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	COMMON STOCK (1)		(2)		P			18	A	(3)		412		D

	COMMON STOCK		6/1/01		P			5	A	$22.4000		407		I		DAUGHTER

	COMMON STOCK		6/1/01		P			5	A	$22.4000		407		I		SON

	COMMON STOCK		6/1/01		P			47	A	$22.4000		3,572		I		SPOUSE

	COMMON STOCK(4)		6/1/01		B			150	A	$22.0500		11,249		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

UNITS (6)			1-FOR-1		(7)		A	V		(8)			N/A	N/A

PHANTOM STOCK UNITS			1-FOR-1		6/1/01		A			150			(10)	(10)

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	COMMON STOCK	1-FOR-1		$22.4108		25,549		I		(9)

	COMMON STOCK	150		$22.0500		11,249		D

Explanation of Responses:

ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO WHOLE SHARES.

(1)
SHARES PURCHASED PURSUANT TO THE NORTHWESTERN CORP. TEAM MEMBER STOCK PURCHASE PLAN AT THE APPLICABLE DISCOUNT.
(2)
PURCHASE DATES OF 6/1/01, 6/5/01 AND 6/20/01.
(3)
PURCHASE PRICES OF $22.4000, $22.4595 AND $22.7990.
(4)
RESTRICTED STOCK AWARD VESTS ON THE FOURTH ANNIVERSARY OF GRANT.
(5)
EACH UNIT CORRELATES TO ONE SHARE OF THE ISSUER'S COMMON STOCK HELD IN A SUPPLEMENTAL VARIABLE INVESTMENT PLAN ("SVIP") SPONSORED BY THE ISSUER.
(6)
PURCHASE DATES OF 6/1/01, 6/4/01, 6/12/01 AND 6/28/01.
(7)
BETWEEN 6/1/01 AND 6/30/01, THE REPORTING PERSON ACQUIRED 455 UNITS UNDER THE SVIP. INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 6/30/01.
(8)
HELD BY WELLS FARGO TRUST CORPORATION AS TRUSTEE OF THE SVIP.
(9)
THE PHANTOM STOCK UNITS WERE ACCRUED UNDER THE NORTHWESTERN STOCK OPTION AND INCENTIVE PLAN AND ARE TO BE PAID 50% IN CASH AND 50% IN COMMON STOCK OF NORTHWESTERN ON THE THIRD ANNIVERSARY OF GRANT, AS EARNED THROUGH ACHIEVEMENT OF PERFORMANCE CRITERIA.
	/s/ RICHARD L. HYLLAND	July 10, 2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Page 2 SEC 1474 (7-97)